UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

Centennial Airport
1300 Control Tower Road, Suite 217	80112
Englewood, CO
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 9 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 9 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 15 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 16 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2016 AND DECEMBER 31, 2015	- 18 -

In this Annual Report, references to “XTI,” “we,” “us,” “our,” or the “company” mean XTI Aircraft Company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

DESCRIPTION OF BUSINESS

Background
XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Based in Denver, Colorado, the company’s mission is to develop innovative solutions to universal business aviation problems by enabling true point-to-point air travel over long distances.

Almost 84% of organizations that use business aircraft identify reducing total trip times or reaching remote locations not served by scheduled airlines as primary reasons for using business aircraft – both dominant features of the TriFan 600.

Our vertical takeoff airplane has unique advantages over existing private airplanes which still require time-consuming trips to and from a limited number of airports, and over helicopters which fly at much slower speeds, significantly shorter distances, and in less comfort than typical business jets. We are rethinking how people travel by developing an aircraft that combines a helicopter’s ability to take off and land from almost anywhere, with the speed and range of a private jet. The TriFan 600 will offer true point-to-point travel over longer distances – greatly reducing total travel time by departing from or arriving into locations that are much closer to the customer’s point of departure and/or destination, including remote locations – almost eliminating time spent driving to and from an airport, with the potential of adding back hours to those whose time is valued by the number of meetings or destinations they can reach in a single day.

TriFan 600
The latest aircraft technology and materials have become available commercially and have advanced tremendously over the past 55 years, including advances in turboshaft engines, which make them lighter, more powerful, more reliable, and more fuel efficient, as well as advanced composite structures making aircraft lighter, and digital computer technology which greatly improves controllability. These advances, combined with the TriFan’s unique configuration and the 21st century innovation of XTI, have resulted in a fixed-wing ducted fan VTOL aircraft that the Company believes will be fully functional and practical, with competitive speed, range, and comfort for a pilot plus five passengers, and a substantial payload capability.

In designing the TriFan 600, we identified certain goals and guidelines for the performance and capabilities for the airplane, including:

•

Begin with a proven fixed-wing airplane configuration (not a rotorcraft platform), and develop ducted fan technology for vertical take-off and landing, because: (a) ducted fans are safer and more compact than helicopter rotors, (b) the aircraft will be able to achieve the speed, range, comfort, and the other advantages of a fixed-wing aircraft; and (c) fixed-wing aircraft are safer and easier to operate than conventional rotorcraft.

•	Use currently available components to create a hybrid-electric drive system that will result in business aircraft performance, low procurement cost, low operating cost.

•

Create a sleek luxury aircraft which will seat six people, cruise at 350 miles per hour, and will have a range competitive with light turboprop fixed -wing business aircraft on one tank of fuel, and will out-perform any helicopter over distance.

•	Minimize downwash from the fans so the aircraft can land and take off from existing helipads and driveways, and other paved surfaces.

•	Design the aircraft with sufficient redundancy in the critical components to maximize safety and increase the likelihood of securing FAA certification.

•

Incorporate the most advanced technology and materials available, including fly-by-wire, all-composite carbon-fiber airframe, computer-assisted take-off and landing, and the most advanced state- of-the-art pilot- friendly safety technologies available to maximize safety and to provide the ultimate flying experience for the pilot and passengers.

•

Design the aircraft to achieve maximum balance, control, and safety during vertical takeoff and landing and during transition to and from VTOL, through the basic location and configuration of the lifting fans and by advanced computer-assisted avionics.

•	Design the aircraft’s exterior and interior to be physically/aesthetically attractive and to provide maximum comfort, luxury and convenience to the passengers.

As a result of the advances in materials, computers, engines, and other technologies over the past few decades, combined with our innovative team, we accomplished all of the above objectives in the conceptual design of the TriFan 600 and are now advancing these objectives in preliminary design engineering.

Engineering and Development to Date
XTI expects that the TriFan 600 will be a fully certified, high performance, civilian fixed-wing vertical takeoff airplane. We completed initial configuration and engineering analysis for the TriFan 600 in April 2014, and are currently engaged in preliminary design, including computational fluid dynamics analysis; however, progress here has been affected by constraints on our resources. We expect that these development efforts will result in the creation of a flying, full scale proof of concept aircraft within approximately two years of raising the first $25 million from the sale of securities. Progress on the development of the proof of concept aircraft has been limited by our available funding. Following the full scale proof of concept, XTI will seek certification with the Federal Aviation Administration (“FAA”), which we expect will take an additional 7–9 years to complete. If the company is able to secure FAA certification of the TriFan 600 and completion of all phases up to and including commercial production, we believe that this aircraft will be the first civil, FAA-certified vertical takeoff airplane in aviation history.

Management
XTI is guided by a leadership team with decades of experience, a deep well of expertise in fixed wing and vertical takeoff and landing aircraft, and a successful track record of bringing new aircraft to market. XTI has assembled a management team that includes aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Charlie Johnson, former president and COO of Cessna Aircraft Company, is an active outside director of the company CEO. David Brody, former CEO and Chairman of AVX Aircraft Company, is Chairman of the board, president and secretary, and the founder of XTI. The company recently brought in Robert LaBelle, former CEO of AgustaWestland North America, to serve as its CEO and director. Dr. Dennis Olcott, who was our Senior VP for Engineering and a director, resigned from his position as of March 14, 2017.

The company believes that this management team knows what is required to finance, design, certify and launch a program of this magnitude. This management team brings to XTI decades of sound management experience developing and executing strategic business and aircraft development plans, and technical and financial expertise, in enterprises of various scales in both helicopter and airplane markets. In their roles at Cessna, AVX, AgustaWestland, and other companies over the past 30 years, they have each designed, led and championed several new aircraft concepts and programs. Mr. LaBelle and Mr. Johnson have managed and overseen over 25 FAA certifications during their careers at AgustaWestland and Cessna.

Technology
XTI is not developing basic new technology; rather, the TriFan 600 is an evolution in the application of existing technology. Our proprietary patented design and configuration primarily utilizes advanced technologies, components and systems which are widely in use throughout the civil aviation industry today. As a result, most of the underlying technology is well established and understood, which we expect will reduce the risk associated with manufacturing and certifying the TriFan 600.

Over 50 years ago, the US military funded the development of vertical takeoff and landing airplanes using rotating, ducted fans, much like the TriFan 600. These included the Bell X-22 and the Doak VZ-4, which had fixed wings. Both of these planes were capable of taking off vertically, transitioning to forward flight, and then transitioning to a hover before landing vertically. However, neither of these aircraft went into commercial production because the technology available at the time limited the performance capabilities of the aircraft, making them economically unviable and difficult to operate.

Over the past 50 years, aircraft technologies and materials have advanced significantly. Current engines are dramatically lighter, more fuel-efficient, and provide greater power performance than prior versions. Composite materials are available that allow aircraft structures to be much lighter and stronger than previously. And finally, advances in software technology allow airplanes to be controlled largely by computers, increasing controllability, reliability, and safety. All of these advanced technologies are widely used in today’s civil aviation market. By combining these technologies with our patented proprietary design in a unique and revolutionary configuration, we believe the TriFan 600 will be a commercially successful product for the business aviation market. In other words, the technology of today has caught up with the long-held idea or concept of a vertical takeoff airplane.

The Market
The business aviation market is a global market that focuses on high net worth individuals and companies as its primary customer base. These users place a significant premium on the value of their time and have demonstrated a willingness to pay for the time-saving features that private aviation can deliver. By avoiding long security lines at commercial airports and eliminating the need to arrive at least one hour prior to departure, often combined with the ability to utilize airports or landing strips that are closer to their ultimate destination, private aircraft users are able to dramatically reduce the total time of a trip. Business aircraft also offer individuals the flexibility to determine their own schedule and travel itinerary.

As a result of these time saving and convenience factors, high net worth individuals and businesses purchased an estimated 6,125 aircraft between 2004 and 2013, valued at over $161 billion according to JetNet iQ. This represents an average annual aircraft volume for light, medium and large private aircraft of approximately 612 aircraft deliveries and an annual market value of over $16 billion. JetNet iQ forecasted that this market will grow by roughly 3%-4% per year over the next twenty years.

Total Addressable Market
We expect that existing owners of business aircraft will be the primary customer for the TriFan 600. While some individuals and businesses that do not currently own an aircraft will be interested in a TriFan 600, we have excluded these new owners from our analysis of the addressable market for conservatism. Among existing owners, a significant number own both airplanes and helicopters. We will focus our initial efforts on these dual owners because they have demonstrated a demand for both vertical lift capabilities and for the speed, range and comfort of a business jet. Because of the way aircraft are generally owned or titled, the number of aircraft owned by dual owners is not readily available at this time.

As reflected in the table below, there are currently over 61,000 business airplanes and helicopters in operation worldwide. North America accounts for more than half of the total existing market and annual aircraft deliveries in the world.

	All Jets &
Region	Turboprops	Helicopters	Total Aircraft
North America	20,955	12,224	33,179
Rest of World	11,179	16,785	27,964
Total	32,134	29,009	61,143

Source: AvData, Inc. by ARGUS International, 2014

TriFan 600 addresses primary market driver of reducing total trip time
The industry’s leading trade organization, National Business Aviation Association (“NBAA”), often reports that decisions to utilize business aviation depend on a variety of factors, including the unavailability of commercial airline service, both at the site of origin and travel destinations; the number of sites to be visited in a single day; the requirement to move vital assets rapidly; and a host of other considerations focused on traveler time savings. (1)As illustrated in the table below, reducing total transportation time amounts to 84% of reasons for why business aircraft are used. Surveys conducted by other industry sources, such as Business Jet Traveler magazine, have similarly reported that the two most important reasons readers cite for why they choose to fly privately are to save time, and for service to destinations not served by airlines.

_________________________________
1 Source: 2014 NBAA Business Aviation Fact Book.

	Related
Primary Reason for Use	to
of Business Aircraft	Saving	Other	% of Total
	Time?
Support schedules not met with scheduled airlines	X		64%
Reach locations scheduled airlines do not serve	X		19%
Make connections with scheduled airline flights	X		1%
Industrial or personal security reasons		X	6%
Other		X	10%
Total	84%	16%	100%

Source: 2014 NBAA Business Aviation Fact Book.

No traditional airplane or helicopter can fully serve the needs of executive travelers, because neither of them alone or in combination can fly its passengers directly from point A to point B with the same speed, range or operational flexibility as the TriFan 600. With TriFan 600, executive travelers will have the ability to bypass highways and runways, lifting up from any helipad or helipad-sized paved surface, and proceeding directly to their destination, they could potentially save hundreds of hours a year, achieve more, and avoid missing what’s important.

The TriFan 600 will help individuals and business executives reduce total travel time dramatically. The figure below shows how the TriFan 600 can save an executive nearly half his or her total trip time for a 500 nautical mile trip, even compared to a business jet, because of the TriFan 600’s ability to reduce or eliminate time wasted traveling to and from airports. We chose a 500 nautical mile trip as the comparison point because the average trip length for most flights in private aircraft is less than this distance, even if the aircraft is capable of going further without the need to stop to refuel.

Sample flight illustrating how TriFan 600 enables shorter trip times

Based on the company’s estimates, TriFan 600 will be able to deliver these impressive time savings while still being able to accomplish the vast majority of flight plans flown with private aviation. The table below shows the average flight length flown in private aircraft by class of aircraft. This data was provided by ARGUS International. This clearly illustrates that the TriFan 600 can provide the range capability that most users of private aviation require. While the TriFan 600 won’t be able to accomplish all missions conducted with private aviation, we believe that our ability to cover most requirements while also improving the convenience and time savings of customers will allow us to capture a meaningful share of the existing market of over 60,000 business aircraft.

Average Trip Length
Aircraft Type	(Nautical Miles)
Mid-Sized Jet	538
Light Jet	401
Turboprop	259
Turbine Helicopter	72
Piston Helicopter	52
XTI TriFan 600 Range	825

Tri-Fan is priced competitively with what business aircraft owners are paying
Currently, the only way for individuals using business aircraft to get from one place to another in a shorter period of time is by flying in a faster aircraft. Generally, the larger the size of the aircraft, the faster it can travel, and the more expensive the aircraft. Business jet owners consistently pay millions of dollars more for increased speed (among other features). However, as shown in the figure above, more speed does not always equal more time. True time savings can only be achieved by taking off vertically like a helicopter, cruising at altitudes and speeds of airplanes, and landing vertically near a final destination.

The TriFan 600 design combines the best aspects of each platform (airplane and helicopter), enabling what the company believes will be a dramatic reduction in total trip time, at a price point that is competitive to market prices. Purchase prices for aircraft in this market can range up to $18 million, with a high correlation between speed and cost. There is a clear connection between the ability to save time through faster transportation and a willingness to pay more for this capability.

	Purchase Price Range ($MM)
Aircraft Type	Low	High
Mid-Sized Jet	$12	$18
Light Jet	$4	$11
Turboprop	$2	$8
Turbine Helicopter	$4	$10
Piston Helicopter	$1	$4
TriFan 600	$6	$8

Achievable market share
It is difficult to compare the TriFan 600 directly to existing aircraft and historical sales levels of similar aircraft because there is no aircraft with the same performance capabilities as the TriFan 600. In order to estimate the number of aircraft we believe we can sell each year, we conducted a market analysis based on the TriFan 600’s performance characteristics relative to existing alternatives.

To conduct the analysis, we identified the likely objections that buyers of a particular type of aircraft would have when considering the purchase of a TriFan 600. We then estimated what percentage of those buyer segments would object to the TriFan 600 because of each of the considerations (i.e., those that would object because it could not seat enough passengers or because it could not fly a long enough distance, etc.). This resulted in a percentage of each buyer segment that would not object to the TriFan 600 relative to aircraft in that class, leaving the expected portion of each market that we could capture.

With the potential share for each market estimated, we then analyzed market forecast data from Teal Group, an industry leading market forecasting company. This data identified the number of units, by type of aircraft, which are expected to be sold over the next several years. Applying the market share of each aircraft type we expect to capture to the number of aircraft expected to be delivered in each category per year, we estimated that we can expect to sell between 85 – 95 aircraft each year. This analysis only considered sales to civilian users, and does not include military or commercial use forecasts.

After completing our internal analysis, our management team, board of directors, aviation marketing companies and other industry participants all reviewed those findings and provided input as to the reasonableness of the company’s conclusion or expectation of selling 85-95 TriFan 600 aircraft each year. Based on the totality of the data and those conversations, we feel that this estimate is achievable. However, for the purpose of creating our business plan, we have assumed a lower more conservative number of annual aircraft deliveries.

Production Plan and Suppliers
XTI intends to use a horizontally integrated manufacturing strategy whereby the company maintains control of all planning, design and final assembly aspects of the process, but outsources the manufacture of the vast majority of components (i.e., fuselage, engines, transmission, avionics, landing gear, etc.). XTI would only seek to design and manufacture a limited number of certain critical components, if any.

We intend to utilize the professional networks of our executive team, gained from decades of experience in the industry, to secure favorable supply agreements with leading manufactures. These suppliers will design and fabricate components to XTI’s design specifications for incorporation into a final product. The majority of these components will be largely off-the-shelf systems used in other aircraft, with only limited customization or design features that are specifically required for the TriFan 600.

Under this plan, the company intends to focus its efforts on the most critical components for our success, while enjoying cost savings from using specialists in areas that are not as critical or customized. This will also allow the company to choose between multiple suppliers, reducing any potential dependence on a small set of suppliers.

Research and Development
The company’s primary activity to date has been to conduct research and development associated with our core vertical takeoff and landing configuration for the TriFan 600. This includes the completion of our preliminary design, computational fluid dynamics, executing our patent and IP strategy, developing additional technical capabilities and analysis, and other R&D activities to determine the feasibility of our financial and technical aspects of our aircraft and program. To date, the company has expended over $2 million on engineering, marketing, legal, and a variety of other general and administrative costs.

Employees and Consultants
The company has used and continues to use a number of consultants during our history to limit our operating expenses and allow us to scale as necessary. Currently, the company does not have any full time employees. The company intends to hire a number of employees after the Regulation A offering it is currently conducting (the “Offering”) primarily to support our engineering and development efforts.

Aviation Regulations
In the U.S., civil aviation is regulated by the Federal Aviation Administration (the “FAA”), which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. must carry a valid type certificate and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The company will seek to obtain approval for the design of the TriFan 600 by obtaining a standard Type Certificate under the Federal Aviation Regulations. The FAA will conduct extensive testing and analysis of the company’s TriFan 600 to determine the safety, stability, reliability and performance of the aircraft and that the aircraft complies with the applicable airworthiness standards for the TriFan 600’s category of airplane. If the TriFan 600 is approved by the FAA, XTI will be issued a type certificate for it.

The FAA also issues standard airworthiness certificates to each aircraft that is manufactured in accordance with an approved design or type certificate. Rather than test each aircraft that is built, the FAA allows manufacturers to prove that their manufacturing process and quality control system produces conforming aircraft each time. Only a company that owns a type certificate is entitled to this authorization, called a production certificate. If the FAA approves of XTI’s manufacturing process, the company will be issued a production certificate and each aircraft manufactured by XTI in accordance with the type certificate will receive an airworthiness certificate.

The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years. XTI is not permitted to deliver commercially produced aircraft to civilian customers until obtaining FAA certification, which effectively means that no significant revenue will be generated from civilian aircraft sales to fund operations until that time. Any delay in the certification process will negatively impact the company by requiring additional funds to be spent on the certification process and by delaying the company’s ability to sell aircraft.

In addition to the FAA, operation of the TriFan 600 will be regulated by various state, county and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions will vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 3,000 helipads in the U.S. where helicopters are already allowed to land. So the company expects that the TriFan 600 will also be able to land legally and safely in these locations and at thousands of smaller general aviation airports unavailable to jets. Unlike jet aircraft, the TriFan 600 is not limited by runway length, clear landing approaches, and the sophistication of the electronic landing aids that serve larger general aviation airports. The TriFan 600 is both VTOL (vertical takeoff and landing) capable and STOL (short takeoff and landing capable). Because it can take off and land from any paved general aviation airport – with or without use of a runway – TriFan 600’s operational versatility makes it uniquely possible to utilize any one of the thousands of smaller airports in the U.S. with runways otherwise unavailable to other business jets. There are also thousands of privately-owned locations in the U.S. and the world (driveways, lots, job sites, and other paved surfaces) that will not all be limited by local regulations. As a result, the company expects there will be sufficient locations for the TriFan 600to take off and land.

Intellectual Property
We have sought to protect the intellectual property of the company through the use of patents, copyrights, trademarks, and trade secrets. Protection is supported by patent and copyright laws. Employee and third-party consultants have signed non-disclosure agreements with the company to further protect its proprietary rights. The company is continuing to develop intellectual property, and it intends to aggressively protect its position in key technologies. The company owns several trademarks protecting the company’s name and logo, as well as extensive data, engineering analyses, and other intellectual property.

The company’s patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a “utility patent” protects the way an article is used and works, while a “design patent” protects the way an article looks. The company is seeking broad patent protection in both respects. We have been granted a design patent titled “VTOL aircraft”, also identifiable as publication number D741247. In addition, we received notice in March 2017 that a previously filed utility patent application would be issued. The utility patent covers the engineering and mechanical operation of the aircraft.

Furthermore, the company has filed several foreign patent applications where the aircraft will be sold and widely used. Legal counsel also filed a Patent Cooperation Treaty (“PCT”) application that claims priority back to the filing date for the provisional patent application. The PCT currently covers 141 countries that can be designated for protection, including a European and African patent.

David Brody, founder and Chairman of XTI, developed the TriFan 600 configuration and basic performance objectives, filed for the patents. Dr. Dennis Olcott, XTI’s former Senior Vice President for Engineering and Chief Engineer, is co-inventor on certain patent applications. Mr. Brody and Dr. Olcott have assigned all patents, patent applications and other intellectual property to XTI.

Litigation
The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2022 or later.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015. Operating expenses for the 2016 fiscal year was approximately 68% lower than operating expenses for 2015. We reduced expenses across all categories of spending in response to the limited availability of financing we experienced in 2016. For instance, conceptual design costs to advance development of the TriFan 600 were reduced from $242,590 to $114,713 (a decrease of approximately 53%). Marketing costs were reduced from $391,809 to $107,858 (a decrease of approximately 72%). General and administrative costs were reduced from $604,641 to $175,955 (a decrease of approximately 71%). We continue to prioritize our conceptual design costs to reach the next phase of development of the TriFan 600.

Interest expense in 2016 increased from $17,841 to $33,058 as we continued to rely on loan financing from related parties (discussed below).

As a result, our net loss for the 2016 fiscal year was $431,584 as compared to a net loss of $1,256,881 for the 2015 fiscal year, a decrease of approximately 66%. Our accumulated deficit at December 31, 2016 was $2,109,060.

Liquidity and Capital Resources

December 31, 2016. As of December 31, 2016, we had cash of $67,326 and a working capital deficit of $1,478,624 as compared to cash of $0 and a working capital deficit of $1,359,185 at December 31, 2015. Included in the current assets are $59,274 held in escrow from the sale of securities under the Regulation A Offering and $85,853 in prepaid expenses and deposits. Included in the current liabilities is a balance of $860,444 advanced under a convertible note, and $104,353 due as part of a related party loan. The convertible note matures at the occurrence of certain fundraising milestones (discussed below).

In 2016, we funded our operations primarily through the sale of Common Stock to investors under Regulation A. These sales accounted for gross proceeds of $559,274. We also funded operations through the receipt of $115,000 from a revolving line of credit of up to $250,000 entered into between the company and out founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum.

In 2015, we relied on loans from Mr. Brody under a revolving line of credit entered into in 2014 for up to $750,000. In August 2015, that revolving loan agreement was superseded and replaced by a convertible note agreement. The principal amount and accrued but unpaid interest under the revolver were converted into principal in the new convertible note. Mr. Brody is also the lender under this agreement. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is more fully described below in “Interest of Management and Others in Certain Transactions” and in Exhibit 6.9 to this annual report.

In September 2015, the company entered into a convertible demand note with Mr. Jeffrey Pino, who subsequently passed away. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. In December 2015 the company entered into a further convertible demand note with Mr. Pino in the principal amount of $50,000 at the same interest rate. The notes do not carry a specific maturity date, but Mr. Pino (or his estate) may demand repayment of the notes at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the company. The loans with Mr. Pino are more fully described below in “Interest of Management and Others in Certain Transactions” and in Exhibits 6.10 and 6.11 to the annual report.

On August 17, 2016, we entered into an agreement with Primary Capital LLC, an investment banking firm. Under the agreement, Primary Capital LLC, will assist the company with the sale of securities in a private offering to institutional and accredited investors for up to $20,000,000 in gross proceeds to the company. As compensation for Primary Capital LLC’s efforts, it will be entitled to industry-consistent retainer and placement fees for any securities sold. If we do not receive funding from private investors or our Regulation A Offering, we anticipate that the company will run out of funding in the second or third quarter of 2017 based on our current cash balance and burn rate.

Plan of Operations
The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the production of a flying full scale proof of concept aircraft. It is expected to take approximately 2.0 years to produce the proof of concept aircraft and the company will require $25 million in total funding during this period. Once the proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 6 to 8 years and require at least $400 million in additional funding after completion of the proof of concept.

Investors will note that the above plan is a change from our previously disclosed plan of first developing a 65% subscale proof of concept aircraft. We believe that the technology to develop the full-scale proof of concept is sufficiently established that the subscale proof of concept is not required. While foregoing the subscale proof of concept aircraft will result in short-term costs savings to the company, the approximate total amount of funding required to secure FAA certification remains the same.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of its management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. With the $559,274 received from the sale of Common Stock under Regulation A, we have moved forward in each effort, however sales and marketing efforts were reduced compared to the year prior.

In March 2017, Dennis Olcott resigned from his position as Senior VP of Engineering. We have brought on Robert LaBelle as our new Chief Executive Officer.

Assuming the continuation of our existing plan of moving forward with the proof of concept, we will continue our design and development efforts by engaging key supply partners to assist in the creation of the proof of concept aircraft. This aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, transmission and fly-by-wire system. Key milestones for this process will include:

•	Initiate dialogue with vendors of key components of the proof of concept aircraft

•	Commission and complete trade studies

•	Complete preliminary design of critical path systems

•	Complete and fly the aircraft

We will develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to begin taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Build and fly a 10% subscale airplane

•	Attend and exhibit at one major international trade show

•	Receive refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. The company will not be able to use these refundable, escrowed deposits until near the time of FAA certification when the deposits will become non-refundable.

We have not significantly advanced towards those milestones since the qualification of our Form 1-A in January, 2016. The milestones identified above are based on the assumption of securing $25 million in financing. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we received less funding than anticipated in 2016 through our financing efforts, requiring the company to scale back efforts towards those milestones. As a result, we anticipate we will need to raise additional funds in the next six to twelve months to finance short-term operations and additional capital to complete our development of the proof of concept and beyond as discussed above and are pursuing multiple options for such funding, rather than relying on one source. We believe this funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Charlie Johnson, former president and COO of Cessna Aircraft Company (from 1997-2003), is an outside director of the company. David Brody, founder and former CEO and Chairman of AVX Aircraft Company (from 2005-2013), is Chairman of the Board, president, secretary, and the founder of XTI. Robert LaBelle, former CEO of AgustaWestland North America (from 2013-2017), is CEO and director.

The table below lists our directors and executive officers, their ages as of March 31, 2017, and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First

			Appointment
Executive Officers

David Brody	Founder, Chairman, President	68	October, 2009
	and Secretary

Robert J. LaBelle(1)	Chief Executive Officer	61	February, 2017

Andrew Woglom	Chief Financial Officer and	39	December, 2014
	Chief Accounting Officer

Directors

David Brody	Director	68	October 2009

Charles Johnson	Director	74	December, 2014

Robert J. LaBelle	Director	61	February, 2017

(1) Robert J. LaBelle has been engaged by the company to serve as its Chief Executive Officer under the terms of a Consulting Services Agreement, under which Mr. LaBelle will serve in the capacity as an independent contractor.

Executive Officers

David Brody, founder and Chairman. Mr. Brody has had a life-long passion for aircraft, science and technology. Beginning in 2012, he developed the Tri-Fan configuration and basic performance objectives, organized XTI as a Delaware corporation, and filed for patents. After developing the company’s basic strategic plan, he recruited XTI’s Board members and executive and engineering team to expand, refine, and execute the plan. Mr. Brody was also the founder of an advanced technology helicopter company in 2005 (AVX Aircraft Company), and served as Chairman and CEO of AVX, and remains on the AVX board. He has practiced law in Denver with Hogan Lovells US LLP from January 2013 to the present. Prior to that time he was a partner in Patton Boggs, LLP, another international law firm, for 14 years. He has several patents issued in his name for inventions in aircraft technology and other fields, and has written three books, including a national Book-of-the-Month Club best seller on science and technology, “The Science Class You Wish You Had, The Seven Greatest Scientific Discoveries in History and the People Who Made Them” (Putnam Berkeley, New York 1997, 2nd edition, 2013). The company has not yet determined whether, after the company receives financing under the Regulation A Offering, Mr. Brody will become a full-time or part-time consultant or employee of the company.

Robert J. LaBelle, Chief Executive Officer. Mr. LaBelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. LaBelle served as President of AgustaWestland Tiltrotor Company, the company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2004 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales, and S-3B Viking.

Andrew Woglom, Chief Financial Officer and Chief Accounting Officer. Mr. Woglom has diverse experience in investment banking, private equity and operations. From 2009 to 2013, he was Chief Financial Officer for the NEK group of companies (NEK), an international portfolio of businesses spanning aviation, defense contracting, construction, software development start-ups and real estate holdings. He led NEK’s stockholders through a successful exit in 2012. From 2013 to present, Mr. Woglom has worked as a consultant, assisting clients with strategic planning, operational improvements, M&A transactions and capital raising. Prior to NEK, he was a Vice President at Gallagher Industries from 2004 to 2009, a Denver based private equity firm. Before that, from 2000 to 2004, he spent several years in New York in investment banking at both Tri Artisan Partners and at Lehman Brothers. In addition to his role at XTI, he is currently (and has been for the past two years) the principal of Acuity Advisors, LLC, a CFO and advisory services company offering strategic guidance in accounting and finance to clients. After the company receives financing, it is not yet known whether Mr. Woglom will become a full-time or part-time consultant or employee of the company.

Directors

Charles B. Johnson, Director. Mr. Johnson is an aviation executive and pilot with over 40 years of experience. He served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 as Manager of Production Flight Test and subsequently held positions as the Senior Vice President of Aircraft Completion and Product Support and Executive Vice President of Operations. Prior to joining Cessna, Mr. Johnson served as Chief of Production Flight Test for Gates Learjet. He began his aviation career after completing U.S. Air Force pilot training in 1968 as an F-105 pilot, and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. Previously he was chief pilot for Arnold Palmer. In addition to being a board member of XTI since 2014, for the past two years up to the present he has been the President and COO of Aero Electric Aircraft Corporation. He holds Airline Transport and Instructor Pilot Certificates with type ratings in all Cessna Citation models.

Significant Employees

The company does not currently have any full-time employees. However, to conduct its operations to date, XTI has engaged a team of experienced engineering consulting companies and contractors with extensive knowledge and experience in the aerospace industry to assist with development and marketing of the TriFan 600 and to assist with FAA certification. The company anticipates that it will hire a number of these engineering personnel as employees after completion of the Regulation A Offering.

Compensation of Directors and Executive Officers

The following table sets forth information about the annual compensation of each of our three highest-paid persons who were directors or executive officers during our last completed fiscal year.

		Cash	Other	Total

	Capacities in which	compensation	compensation	compensation

Name	compensation was received	($)	($)	($)

David Brody	Chairman	-0-	-0-	-0-

Charlie Johnson	Director	-0-	-0-	-0-

Dennis Olcott*	Director and SVP	-0-	-0-	-0-

For the 2016 fiscal year, none of our officers or directors received any cash compensation or any equity grants.

* Dennis Olcott has subsequently left the company as of March, 2017.

Compensation of Directors

For the fiscal year ended December 31, 2016, we did not provide any cash compensation to any of our directors. We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans. However, such directors have received equity in lieu of compensation for their board service.

Compensation of Mr. LaBelle

Under its consulting agreement with Robert J. LaBelle, the company will provide Mr. LaBelle cash compensation of $25,000 per month through September 30, 2017. Mr. LaBelle, has also been granted stock options equal to 3% of the outstanding shares of the company, on a fully-diluted basis. The consulting agreement also includes certain cash and equity bonus provisions tied to the performance of the company and its fundraising activities.

Other Compensation

Answer Engineering, a firm owned and controlled by Dr. Dennis Olcott, received certain payment under a consulting and services agreement. More information may be found below under “Interest of Management and Others in Certain Transactions”.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2016 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

		Amount and
	Amount and	nature of
	nature of	beneficial	Percent
	beneficial	ownership(3)	of class
	ownership
Name and address of beneficial owner (1)	(2)	acquirable	(4)
David Brody	25,000,000	-0-	68.37%
Estate of Jeffrey Pino	4,347,826	-0-	11.89%
All directors and officers as a group (4 persons)	29,528,985	-0-	80.75%

(1)	The address of those listed is c/o XTI Aircraft Company, Centennial Airport, 13000 Control Tower Road, Suite 217, Englewood, Colorado 80112.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)	Subsequent to the period covered by this annual report, Robert LaBelle was issued options to acquire 1,130,954 shares of the company.
(4)	Based on 36,428,839 shares outstanding as of 12/31/2016.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

David Brody’s Consulting Agreement and Convertible Note

Mr. Brody’s consulting agreement with the company provides that if and when the company receives $20 million or more in investments from third parties (excluding further investment from Mr. Brody), he will receive compensation totaling $240,000 in recognition of his services as Chairman, President and Secretary performed between January 1, 2014 and December 31, 2015.

In addition, Mr. Brody is the holder of a convertible promissory note from the company (the “Brody Note”) in the principal amount of $763,176. Under the Brody Note, the note will partially or fully mature and shall be due and payable ten days after the company receives investment from investors (excluding investments from Mr. Brody) in this Offering or other offerings as follows:

•	$250,000 matures once the company receives at least $5.0 million from investors;

•	$250,000 matures once the company receives at least $10.0 million in total from investors; and

•	$263,174 matures once the company receives at least $15.0 million in total from investors.

Mr. Brody has the option to receive repayment under the note in cash or in common stock of the company. If the note is repaid in stock, the stock will be issued using a pre-money valuation of $35.0 million.

We have assumed that Mr. Brody will receive cash payments totaling $1,003,174 if the maximum offering is achieved, representing repayment of the convertible note and payment of the consulting agreement. Mr. Brody will not receive any cash payments for the above agreements unless we raise at least $5 million.

Robert LaBelle’s Consulting Agreement

Mr. LaBelle’s consulting agreement with the company, effective February 1, 2017, provides for certain bonus payments upon the event of the company raising specific amounts of equity and debt financing, along with regular cash compensation. The compensation terms provide for payments of $25,000 per month through September 30, 2017, which is to be supplemented by bonus payments in the following amounts:

•	$150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 by September 30, 2017;

•	$150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 above the previously-raised $3,000,000 by April 30, 2018;

•	$250,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $9,000,000 above the previously-raised $6,000,000 by February 28, 2019;

•	$350,000 and additional stock options equal to 2% of the then outstanding shares of the company upon raising $15,000,000 above the previously-raised $15,000,000 by February 28, 2020;

David Brody’s Revolving Credit Promissory Note

As of January 1, 2016, the company entered into a revolving line of credit with Mr. Brody. The line of credit provides that the company may draw up to $250,000 from Mr. Brody with monthly interest charged on any unpaid outstanding balance in the amount of 3.0% per annum. As of December 31, 2016, the company has drawn $115,000 and repaid $10,647 under this line of credit.

Jeff Pino’s Convertible Notes

Mr. Pino’s estate is the holder of two convertible demand promissory notes from the company (the “Pino Notes”) in the principal amount of $47,268 and $50,000, respectively. The Pino Notes do not carry a maturity date, but Mr. Pino’s estate can request repayment of the notes at any time. In addition, Mr. Pino’s estate can elect to have all or any portion of the notes repaid in common stock of the company using the good faith estimated value of the company (as agreed between the company and Mr. Pino’s estate) to determine the number of shares to be issued as repayment.

Consulting Agreement with Answer Engineering

Mr. Olcott is currently the chief executive of Answer Engineering, Inc., an aerospace engineering consulting company. The company has engaged Answer Engineering to provide certain design and development services in support of the TriFan 600. XTI paid Answer Engineering a total of $40,570 and $66,463 in 2016 and 2015, respectively. As of December 31, 2016, the company owed Answer Engineering $161,215, compared to $136,243 at December 31, 2015. The company is currently in a dispute with Answer Engineering regarding the current repayment plan.

Consulting Agreement with Acuity Advisors

Mr. Woglom is currently the principal for Acuity Advisors, LLC, a strategy and finance consulting company. The company has engaged Acuity Advisors to provide certain CFO and financial consulting services in support of the company. XTI paid Acuity Advisors a total of $8,100 and $32,710 in 2016 and 2015, respectively. As of December 31, 2016, the company owed Acuity Advisors $48,420. As of December 31, 2015, the company owed Acuity Advisors $28,900.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from an unaffiliated third party. A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2016 AND DECEMBER 31, 2015
The balance sheets of XTI Aircraft Company for the fiscal year ended December 31, 2016 and December 31, 2015, and the statements of operations, changes in stockholders' equity, and cash flows of XTI Aircraft Companyfor each such period have been included in this Annual Report with the Independent Auditor's Report of EKS&H LLLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

XTI AIRCRAFT COMPANY

Financial Statements
and
Independent Auditors’ Report
December 31, 2016 and 2015

See notes to financial statements.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Balance Sheets

	December 31,
	2016	2015

Assets

Current assets
Cash	$67,326	$-
Deposits	67,560	67,560
Escrow – FundAmerica	59,274	-
Prepaids	18,293	-
Total current assets	212,453	67,560

Non-current assets
Patent, net	76,745	60,870
Trademarks	7,518	7,056
Total non-current assets	84,263	67,926

Total assets	$296,716	$135,486

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$71,212	$46,330
Accounts payable - related party	480,781	511,628
Accrued interest	37,843	8,343
Convertible notes - related party	860,444	860,444
Revolving line-of-credit - related party	104,353	-
Warrant liability	136,444	-
Total current liabilities	1,691,077	1,426,745

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2016 and 2015, and 36,428,839 and 35,869,565 shares issued and outstanding, respectively	36,429	35,870
Additional paid-in capital - contribution from stockholders	678,270	350,347
Retained deficit	(2,109,060)	(1,677,476)
Total stockholders’ deficit	(1,394,361)	(1,291,259)

Total liabilities and stockholders’ deficit	$296,716	$135,486

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Years Ended
	December 31,
	2016	2015

Operating expenses
Conceptual design	$114,713	$242,590
Sales and marketing	107,858	391,809
General and administrative	175,955	604,641
Total operating expenses	398,526	1,239,940

Operating loss	(398,526)	(1,239,040)

Interest expense	(33,058)	(17,841)

Net loss	$(431,584)	$(1,256,881)

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Changes in Stockholders’ Deficit
For the Years Ended December 31, 2016 and 2015

			Additional
			Paid-In
			Capital -
			Contribution
	Common Stock		from	Accumulated
	Shares	Amount	Stockholder	Deficit	Total

Balance at December 31, 2014	100,000	$100	$102,877	$(420,595)	$(317,618)

Issuance of shares for compensation	10,869,565	10,870	-	-	10,870

Stockholder contributions	24,900,000	24,900	247,470	-	272,370

Net loss	-	-	-	(1,256,881)	(1,256,881)

Balance at December 31, 2015	35,869,565	$35,870	$350,347	$(1,677,476)	$(1,291,259)

Shares sold through Reg A Offering, net	559,274	559	327,923	-	328,482

Net loss	-	-	-	(431,584)	(431,584)

Balance at December 31, 2016	36,428,839	$36,429	$678,270	$(2,109,060)	$(1,394,361)

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Years Ended
	December 31,
	2016	2015

Cash flows from operating activities
Net loss	$(431,584)	$(1,256,881)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization	2,367	-
Stock compensation	-	10,870
Changes in operating assets and liabilities
Deposits	-	(67,560)
Patent	(18,242)	(25,365)
Prepaids	(18,293)	-
Trademarks	(462)	(3,934)
Accounts payable	24,882	45,284
Accounts payable - related party	(30,847)	450,724
Accrued interest	29,500	17,842
	(11,095)	427,861
Net cash used in operating activities	(442,679)	(829,020)

Cash flows from financing activities
Proceeds from convertible notes	-	97,268
Proceeds from Reg A offering, net	464,926	-
Proceeds held in escrow	(59,274)	-
Revolving line-of-credit, net	104,353	446,764
Stockholder contributions	-	272,370
Net cash provided by financing activities	510,005	816,402

Net decrease in cash	67,326	(12,618)

Cash - beginning of period	-	12,618

Cash - end of period	$67,326	$-

Supplemental disclosure of non-cash activity:

Interest paid-in-kind totaled $0 and $9,498 during the years ended December 31, 2016 and 2015, respectively. In August 2015, the revolving line-of-credit - related party converted into the convertibles notes - related party for $750,000 and $13,176 of unpaid interest.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. This vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since our inception, we have been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development. We are considered to be a development stage company since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2016, the Company has cash totaling $67,326, current liabilities totaling $1,554,633, and inception-to-date losses totaling $2,109,060, raising significant doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, XTI’s plan is to expand its financing plans to include potential additional closings under proposed Regulations A+, as set forth in regulations proposed by the Securities and Exchange Commission. Nonetheless, to date we have not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that we will be able to secure additional debt or equity financing, that we will be able to obtain positive cash flow operations, or that, if we are successful in any of those actions, those actions will produce adequate cash flow to enable us to meet our future obligations. If we are unable to obtain additional debt or equity financing, we may be required to reduce or cease operations. The inability or failure to do so could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of December 31, 2016 and 2015, $35,505 and $0 of patents had been awarded, respectively. Amortization expense of $2,367 and $0 has been recorded for the years ended December 31, 2016 and 2015, respectively. For pending patents and trademarks, the Company will begin amortizing over their respective useful lives once awarded.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the years ended December 31, 2016 and 2015, the Company incurred conceptual design cost expenses of $114,713 and $242,590, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the years ended December 31, 2016 and 2015, the Company incurred advertising and promotion expenses of $107,858 and $391,809, respectively. As of December 31, 2016 and 2015, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2016.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2016 and 2015.

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2014, the Company obtained a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $750,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually.

During August 2015, the Company drew the maximum credit line of $750,000 and converted the $750,000 line-of-credit plus accrued interest into a convertible note payable to the stockholder. For additional information on this note, refer to Convertible Notes - Related Party Note 3.

On January 1, 2016, the Company obtained a separate revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. As of December 31, 2016, the balance on the revolving line-of-credit was $104,353.

Note 3 – Convertible Notes – Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,176 matures once the Company receives at least $15.0 million in total from investors.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 3 – Convertible Notes – Related Party (continued)

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of December 31, 2016 and 2015, the outstanding balance was $763,176.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion. As of December 31, 2016 and 2015, the outstanding balance was $97,268.

Note 4 – Stockholders’ Equity

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock with a par value of $0.001.

On January 1, 2015, the Company granted 10,869,565 shares to the Company’s Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock. At various times during 2015, the Company’s Founder contributed a total of $272,370 and was granted 24,900,000 shares of common stock.

On September 23, 2016, the Company completed an initial close under its Reg A filing. The Company sold 559,274 shares of common stock at a value of $1.00 per share for gross proceeds of $559,274 to 243 different individual investors. As of December 31, 2016, proceeds of $59,274 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $94,348 have been netted against the gross proceeds.

In conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $0.30 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 6 for discussion of fair value.

Note 5 - Related Party Transactions

The Company has a revolving line-of-credit with a stockholder, for additional detail on this revolver, refer to Note 2.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 5 - Related Party Transactions (continued)

In August 2015, a previous revolving line-of-credit agreement was superseded and replaced by a convertible note agreement, for additional detail of this line-of credit, refer to Note 3.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

In 2015, the Company entered into a convertible note with a stockholder, consultant, and Board member of the Company. For additional detail on this convertible note, refer to Note 3.

One of the Company’s engineering officers, Board members, and stockholders owns an engineering practice that conducts business with the Company. For the years ended December 31, 2016 and 2015, the Company paid this vendor $40,570 and $66,463, respectively. The Company owed this vendor $161,215 and $136,243 as of December 31, 2016 and 2015, respectively.

The Company also conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the years ended December 31, 2016 and 2015, the Company paid this vendor $8,100 and $32,710, respectively. The Company owed this vendor $48,420 and $28,900 as of December 31, 2016 and 2015, respectively. The Company also performs legal work with another consultant and stockholder’s firm. For the years ended December 31, 2016 and 2015, the Company paid this vendor $111,500 and $129,366, respectively. The Company owed this vendor $271,146 and $346,485 as of December 31, 2016 and 2015, respectively.

Note 6 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 6 – Fair Value Measurements (continued)

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Recurring Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value at December 31, 2016 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At December 31, 2016
Liabilities:
	$-	$136,444	$-	$136,444
	$-	$136,444	$-	$136,444

There were no financial assets and liabilities measured on a recurring basis at fair value at December 31, 2015 nor were there any financial assets and liabilities measured on a non-recurring basis as of December 31, 2016 or December 31, 2015.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 10 year term, volatility of 133.7%, and no expected dividends.

Note 7 - Commitments and Contingencies

Consulting Agreements

On August 1, 2015, the Company entered into an agreement with a third-party consultant for services relating to the possible Regulation A+ offering (the “Offering”). This agreement was amended and revised on December 5, 2016 and provided for a one-time cash payment to the consultant of $40,000 related to service provided in connection with the Offering.

On July 8, 2015, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The compensation is an administrative fee equal to $50 per investor. The agreement had an original effective date until July 8, 2016 and was subsequently extended to August 31, 2017. For the years ended December 31, 2016 and 2015, the Company paid this consultant $42,500 and $0, respectively. No amounts were owed as of December 31, 2016 and 2015 to this consultant.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 7 - Commitments and Contingencies (continued)

Consulting Agreements (continued)

During 2015, the Company engaged a broker-dealer consultant to perform administrative functions in connection with the 1-A Offering in addition to acting as the escrow agent. Compensation for this consultant is $2 per domestic investor for the anti-money-laundering check and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the 1-A Offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $225 for account set-up and $25 per month for so long as the 1-A Offering is being conducted, but in no event longer than two years ($600 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $4 for each subscription agreement executed via electronic signature. The agreement originally terminated on January 21, 2017 but was amended to include a new termination date of August 31, 2017.

During 2016, the Company engaged a broker-dealer to perform certain fundraising efforts targeting investors outside of the Offering. The Company agreed to pay the consultant a retainer of $20,000. All subsequent payments would be based on a percentage of money actually raised by this consultant. To date, the consultant has not raised any funding for the Company.

Note 8 – Income Taxes

The income tax provision from operations consists of the following:

	December 31,
	2016	2015

Current
Federal	$-	$-
State	-	-
	-	-

Deferred
Federal	$296,984	$-
State	25,929	-
Valuation allowance	(322,913)	-
	-	-

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 8 – Income Taxes (continued)

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,
	2016	2015

Computed income taxes at 34%	$(151,054)	$-

Increase in income taxes resulting from:
State and local income taxes, net of federal impact	(13,188)	-
Change in valuation allowance	322,913	-
Deferred tax assets at date of conversion to C corporation	(226,152)	-
S corporation loss prior to conversion	66,283	-
Non-deductibles and other	1,198	-
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

	December 31,
	2016	2015

Deferred tax assets
Accrued expenses	$220,780	$-
Patents	23,633	-
Loss carryforwards	78,500	-
Total deferred tax assets	322,913	-
Valuation allowance	(322,913)	-
Net deferred tax assets	-	-

At December 31, 2016, the Company has federal net operating loss carryforwards of approximately $206,000 for income tax purposes that begin to expire starting in 2037.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 “Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company’s financial statements for the year ended December 31, 2016. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

Note 9 - Subsequent Events

The Company has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (18)

(1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to this Form 1-K.

(17) Filed as an exhibit to this Form 1-K.

(18) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company

By /s/ Robert J. LaBelle
Chief Executive Officer

Date: May 1, 2017

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert J. Labelle
Robert J. LaBelle, Chief Executive Officer and Director
Date: May 1, 2017

/s/ David E. Brody
David E. Brody, Chairman of the Board
Date: May 1, 2017

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer
Date: May 1, 2017